

RECEIVED
2010 FEB 18 P 1:28



10015206

SUPPL

Office of International Corporate Finance-
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

4 February 2010

Ref.: **Rule 12g3-2(b) File No. 82-4970**

The enclosed Ad-hoc Press Release is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Austrian Airlines AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

AUSTRIAN AIRLINES AG

Thomas Krammer
Head of Investor Relations

Encl.

T:\EIR\VORLAGEN\SEC-BRIEF-NEU.DOC

Austrian Airlines AG
Member of IATA

Head Office
Office Park 2
P.O. Box 100
1300 Vienna-Airport
Austria
Phone +43 (0)5 1766
Fax +43 (0)5 1766-5000
www.austrian.com

Reservation
Phone +43 (0)5 1766-1000

Austrian Airlines AG, registered with Vienna Commercial Court under FN 111000k, registered Office in Vienna, DVR 0091740

A STAR ALLIANCE MEMBER

20000496


Austrian

4 February 2010

Ad-hoc Release

Registration of the Squeeze-Out with the Commercial Register of the Vienna Commercial Court

- **The shares of the minority shareholders are transferred to ÖLH Österreichische Luftverkehrs-Holding GmbH with effect as of 4 February**
- **Delisting expected soon**

Vienna, 4 February 2010: The Vienna Commercial Court has registered with the commercial register the squeeze-out pursuant to the Austrian Squeeze-Out Act, which has been resolved in the shareholders' meeting dated 16 December 2009, with effect as of today's date. Therefore, as of today's date all shares held by the minority shareholders of Austrian Airlines AG have been transferred by operation of law to the majority shareholder ÖLH Österreichische Luftverkehrs-Holding GmbH.

To the extent share certificates have been issued with respect to the shares held by the minority shareholders, such share certificates as of 4 February 2010 certify merely the claim for cash compensation. With effect as of the registration of the squeeze-out on today's date the official trading, Segment Prime Market, of the shares listed at the Vienna Stock Exchange has been interrupted; a delisting of the shares of Austrian Airline AG (ISIN AT0000620158) is expected soon.

For further information:

Investor Relations: Thomas Krammer, Tel.: +43 (0) 5 1766-13311, Fax: +43 (0) 5176613899, e-mail: thomas.krammer@austrian.com
Corporate Communications AUSTRIAN AIRLINES GROUP: Martin HEHEMANN / Patricia STRAMPFER / Pia STRADIOT / Michael BRAUN; Tel: +43 (0) 51766 11231, martin.hehemann@austrian.com, patricia.strampfer@austrian.com, pia.stradiot@austrian.com; michael.braun@austrian.com;
Owner, Editor, Distributor: Austrian Airlines AG, Corporate Communications, public.relations@austrian.com. Please find further information concerning the disclosure according to §§ 24 and 25 Media Act on www.austrian.com.

ad-10-02e (Gesellschafterausschluss).doc